Exhibit 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2017	Year Ended June 30, 2016	Year Ended June 30, 2015
	(In Thousands, Except Per Share Data)
Income available to common stockholders	$18,603	$15,822	$5,629

Weighted average shares outstanding	84,590	89,591	91,717

Basic earnings per share	$0.22	$0.18	$0.06

Income for diluted earnings per share	$18,603	$15,822	$5,629

Total weighted average common shares and equivalents outstanding for diluted computation	84,661	89,625	91,841

Diluted earnings per share	$0.22	$0.18	$0.06